As filed with the Securities and Exchange Commission on May 13, 2011
Registration No. 333-172083

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRYPHON GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	1041	92-0185596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

611 N. Nevada Street
Carson City, Nevada 89703
(604) 261-2229
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dorsey & Whitney LLP
1400 Wewatta Street
Suite 400
Denver, Colorado 80202
(303) 629-3400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth G. Sam, Esq. Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street Suite 400 Denver, Colorado 80202	Robert A. Claassen, Esq. Paul, Hastings, Janofsky & Walker LLP 1117 S. California Avenue Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑ 333-172083

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☑

Explanatory Note:  This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (333-172083) is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the “Securities Act”), solely to add exhibits to the previously effective Registration Statement by removing the previously filed Exhibit 5.1 and replacing it with Exhibit 5.1 filed herewith in order to reflect an increase in the number of shares covered by the legal opinion of Woodburn & Wedge LLP. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II Item 16(a) of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16 —	EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a) EXHIBITS

Number		Description

1	.1*	Form of Underwriting Agreement (Previously filed as Exhibit 10.1 to the Registrant’s Form S-1/A filed on April 27, 2011)
3	.1*	Articles of Incorporation of Gryphon Gold Corporation, filed April 24, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.1)
3	.2*	Certificate of Amendment to Articles of Incorporation of Gryphon Gold Corporation, filed August 9, 2005 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.2)
3	.3*	Bylaws of Gryphon Gold Corporation (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.3)
3	.4*	Articles of Incorporation of Borealis Mining Company, filed June 5, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.4)
3	.5*	Bylaws of Borealis Mining Company (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 3.5)
3	.6*	Certificate of Amendment to Articles of Incorporation dated December 10, 2009 (Previously filed on Form 8-K on December 16, 2009 as Exhibit 3.1)
4	.1*	Specimen Common Stock certificate (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 4.1)
4	.2*	Convertible Debenture between the Gryphon Gold Corporation and Gerald W. Baughman and Fabiola Baughman
4	.4*	Form of Lock-up Agreement (contained in Exhibit 1.1 hereto)
5.1		Opinion of Woodburn & Wedge LLP
10	.1*	Assignment of Borealis Mining Lease, dated January 10, 2005, between Golden Phoenix Mineral Company and Borealis Mining Company (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.2)
10	.2*	Agreement and Consent to Assignment of Borealis Mining Lease, entered into as of January 26, 2005, between Richard J. Cavell, Hardrock Mining Company, John W. Whitney, Golden Phoenix Minerals, Inc., Borealis Mining Company and Gryphon Gold Corporation (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.3)
10	.3*	Escrow Agreement, dated January 10, 2005, between Borealis Mining Company, Gryphon Gold Company and Lawyers Title Agency of Arizona (Regarding Purchase Agreement dated January 10, 2005)(Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.4)
10	.4*	Purchase Agreement dated January 10, 2005, as amended, Seller: Golden Phoenix Minerals, Inc., Buyer: Borealis Mining Company and Guarantor: Gryphon Gold Corporation (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.5)
10	.5*	Agreement between Golden Phoenix Minerals, Inc. and Borealis Mining Company (Borealis Property, Mineral County, Nevada), dated July 21, 2003 (Previously filed on Form SB-2 on August 17, 2005 as Exhibit 10.6)
10	.6*	Membership Interest Purchase Agreement for Nevada Eagle Resources LLC Properties (Previously filed on Form 8-K on July 6, 2007)
10	.7*	2006 Omnibus Incentive Plan (Incorporated by reference to Appendix E of the Registrant’s Definitive Schedule 14A proxy statement filed on August 9, 2006)(Previously filed as Exhibit 4.1 to Form S-8 filed on October 11, 2006)
10	.8*	Employment Agreement between the Registrant and John L. Key, dated July 21, 2008 (Previously filed as Exhibit 10.1 to Form 8-K filed on July 21, 2008)
10	.9*	Financial Services Agreement between the Registrant and Tony Ker, dated September 1, 2008(Previously filed as Exhibit 10.2 to Form 8-K filed on July 21, 2008)
10	.10*	Transition Agreement between the Registrant and Tony Ker, dated July 21, 2008(Previously filed as Exhibit 10.3 to Form 8-K filed on July 21, 2008)
10	.11*	Option to Restructure Debt Agreement between the Registrant and Nevada Eagle Resources, dated August 5, 2008 (Previously filed as Exhibit 10.8 to Form 10-Q filed on August 13, 2008)

Number		Description

10	.12*	Financial and Advisory Services Agreement between the Registrant and Matter & Associates, dated October 1, 2008 (Previously filed as Exhibit 99.1 to Form 8-K filed on October 23, 2008)
10	.13*	Option to Amend the Mining Lease on the Borealis Property, dated effective August 22, 2008 (Previously filed as Exhibit 10.18 to Form 10-K filed on June 28, 2010)
10	.14*	Termination of Financial Services Agreement between the Registrant and Tony Ker, dated effective September 28, 2008 (Previously filed as Exhibit 10.19 to Form 10-K filed on June 28, 2010)
10	.15*	Consulting Agreement between the Registrant and Steven Craig, dated November 1, 2008 (Previously filed as Exhibit 10.8 to Form 10-Q filed on November 14, 2008)
10	.16*	Consulting Agreement between the Registrant and Michael Longinotti, dated November 12, 2008 (Previously filed as Exhibit 10.9 to Form 10-Q filed on November 14, 2008)
10	.17*	Interim Consulting Agreement between the Registrant and Mr. R. William Wilson, dated January 6, 2010 (Previously filed as Exhibit 10.22 to Form 10-K filed on June 28, 2010)
10	.18*	Amendment No. 1 to the Option Agreement between the Registrant, Gerald W. and Fabiola Baughman, and Nevada Eagle Resources LLC, dated February 5, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 10, 2010)
10	.19*	Option Consideration Agreement between the Registrant and Gerald W. and Fabiola Baughman, dated February 5, 2010 (Previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed on February 10, 2010)
10	.20*	Amendment No. 2 to the Option Agreement between the Registrant, Gerald W. and Fabiola Baughman, and Nevada Eagle Resources LLC, dated February 12, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 18, 2010)
10	.21*	Binding Letter of Intent (between the Registrant and Sage Gold Inc., dated February 23, 2010 (Previously filed as Exhibit 99.1 to the Registrant’s Form 8-K filed on February 25, 2010)
10	.22*	Option Agreement between the Registrant, Borealis Mining Company, and Sage Gold Inc. dated March 5, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on March 8, 2010)
10	.23*	Amendment No. 1 to Option Agreement and Amendment No. 1 to Subscription Agreement between the Registrant, Borealis Mining Company, and Sage Gold Inc. dated March 26, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on March 31, 2010)
10	.24*	Amendment No. 1 to Option to Amend Mining Lease dated August 7, 2009 (Previously filed as Exhibit 10.2 to the Registrant’s Form 8-K filed on February 24, 2011)
10	.25*	Amendment No. 2 to Option to Amend Mining Lease dated February 12, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 18, 2010)
10	.26*	Amendment No. 3 to Option to Amend Mining Lease dated August 17, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on August 20, 2010)
10	.27*	Amendment No. 4 to Option to Amend Mining Lease dated February 22, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on February 24, 2010)
10	.28*	Amendment No. 2 to Option Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated April 19, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on April 20, 2010)
10	.29*	Membership Interest Purchase Agreement between the Registrant and Fronteer Development (USA) Inc. dated April 23, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on April 27, 2010)
10	.30*	Amendment No. 3 to Option Agreement and Amendment No. 2 to Subscription Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated April 19, 2010 (Previously filed as Exhibit 99.1 to the Registrant’s Form 8-K filed on May 6, 2010)
10	.31*	Amendment No. 4 to Option Agreement between the Registrant, Borealis Mining Company and Sage Gold, dated June 15, 2010 (Previously filed as Exhibit 10.1 to the Registrant’s Form 8-K filed on June 16, 2010)
21	.1*	List of Subsidiaries (Previously filed as Exhibit 21.1 to the Registrant’s Form S-1 filed on February 4, 2011)
23	.1*	Consent of Ernst & Young LLP (Previously filed as Exhibit 23.1 to the Registrant’s Form S-1 filed on May 11, 2011)
23	.2*	Consent of Roger C. Steininger, Ph.D., CPG (Previously filed as Exhibit 23.2 to the Registrant’s Form S-1 filed on February 4, 2011)
23	.3*	Consent of John R. Danio, PE (Previously filed as Exhibit 23.3 to the Registrant’s Form S-1 filed on February 4, 2011)

Number		Description

23	.4*	Consent of Steve Wolff (Previously filed as Exhibit 23.4 to the Registrant’s Form S-1 filed on February 4, 2011)
23	.5*	Consent of Steven D. Craig, CPG (Previously filed as Exhibit 23.5 to the Registrant’s Form S-1 filed on February 4, 2011)
23	.6*	Consent of Jaye T. Pickarts, P.E. (Previously filed as Exhibit 23.6 to the Registrant’s Form S-1 filed on February 4, 2011)
23	.7*	Consent of Kim Drossulis (Previously filed as Exhibit 23.4 to the Registrant’s Form S-1 filed on February 4, 2011)
23.8		Consent of Woodburn & Wedge LLP (contained in Exhibit 5.1 hereto)
23	.9*	Consent of John D. Welsh, P.E. (Previously filed as Exhibit 23.9 to the Registrant’s Form S-1/A filed on April 27, 2011)
23	.10*	Consent of Jonathan M. Brown, CPG, MBA (Previously filed as Exhibit 23.10 to the Registrant’s Form S-1/A filed on April 27, 2011)
23	.11*	Consent of Douglas Willis, CPG (Previously filed as Exhibit 23.11 to the Registrant’s Form S-1/A filed on April 27, 2011)
23	.12*	Consent of Dr. Thom Seal, Ph.D, P.E. (Previously filed as Exhibit 23.12 to the Registrant’s Form S-1/A filed on April 27, 2011)
24	.1*	Power of Attorney (Previously filed as Exhibit 24.1 to the Registrant’s Form S-1 filed on February 4, 2011)

*	Previously filed and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, on May 13, 2011.

GRYPHON GOLD CORPORATION

/s/ John L. Key	Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2011

/s/ Matthew A. Fowler	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	May 13, 2011

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ John L. Key	Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2011

/s/ Matthew A. Fowler*	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	May 13, 2011

/s/ Marvin K. Kaiser*	Director	May 13, 2011

/s/ Donald W. Gentry*	Director	May 13, 2011

/s/ Terence J. Cryan*	Director	May 13, 2011

* - /s/ John L. Key John L. Key	Dated: May 13, 2011

As Attorney in Fact for the indicated persons, pursuant to a Power of Attorney filed with the Registrant’s Form S-1, as filed with the Securities and Exchange Commission on February 4, 2011.

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